Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the three-month periods ended March 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the three-month periods ended March 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Mar'22	Mar'21
Total loans			24,874,021	22,716,573
Total assets			37,636,280	33,614,855

Deposits and other demand liabilities			7,243,860	6,121,358
Time deposits and other time liabilities			10,255,805	10,534,033
Interbank borrowings			4,751,122	3,894,846
Debt and regulatory capital instruments issued			7,047,517	6,266,274

Equity			3,139,919	2,389,643
Total equity attributable to equity holders of the Bank			3,136,852	2,320,111
Non-controlling interest			3,067	69,532

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	3M'22	3M'21	3M'22	3M'21
Net operating profit before provision for loan losses	275,825	332,072	318,511	321,261
Loan losses expense[2]	(37,485)	(39,385)	(37,485)	(36,500)
Total operating expenses	(170,709)	(172,972)	(170,709)	(172,972)
Operating income	67,631	119,715	110,317	111,789
Income from investments in companies	1,762	1,440	1,762	1,440
Operating income before income taxes	69,393	121,155	112,079	113,229
Income taxes	36,774	(29,476)	(5,912)	(21,550)
Consolidated income for the period	106,167	91,679	106,167	91,679

Net income attributable to holders of the Bank	106,146	90,222	106,146	90,222
Non-controlling interest	21	1,457	21	1,457

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended March 31, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer